SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Vocalscape Networks, Inc.
(Name of Issuer)

COMMON STOCK $.001 PAR VALUE
(Title of Class of Securities)

26250P304
(CUSIP Number)

Anthony Caridi
305 - 1847 W. Broadway
Vancouver, BC
Canada V6J 1Y6
(604) 696-6313

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26250P304

SCHEDULE 13D

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): Anthony Caridi

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3) SEC Use Only

4) Source of Funds (See Instructions): SC.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6) Citizenship or Place of Organization: USA.

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power: 6,000,000 - 9.3%
(8) Shared Voting Power: 6,032,711
(9) Sole Dispositive Power: 6,532,000
(10) Shared Dispositive Power: 6,532,711

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 6,032,711 shares

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13) Percent of Class Represented by Amount in Row (11): 10.1%

14) Type of Reporting Person (See Instructions): IN

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share the (“Common Stock”), of Vocalscape Networks, Inc., a Nevada Incorporation (the “Company”), with its principal executive offices located at 170 E. Post Road, Suite 206, White Plains, New York 10601.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement is being filed by Anthony Caridi (the “Reporting Person”). The Reporting Person has an address of 305 - 1847 W. Broadway, Vancouver, BC, Canada V6J 1Y6.

The Reporting Person is the Director of Business Development of the Company. The Company’s principal executive offices are located at 170 E. Post Road, Suite 206, White Plains, New York 10601.

The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person received the securities covered by this statement to compensate the Reporting Person in the performance of his duties as an employee of the Company for which he had not been fully compensated under the terms and conditions of his agreement of employment with the Company.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person acquired the securities referenced herein for investment purposes.

Subject to the limitations set forth herein and depending upon (i) the price and availability of the Common Stock, (ii) subsequent developments affecting the Company, (iii) the Company’s business and prospects, (iv) other investment and business opportunities available to the Reporting Person, (v) general stock market and economic conditions, (vi) tax considerations, and (vii) other factors deemed relevant, the Reporting Person may decide to increase or decrease the size of their investment in the Company. Except as described in this Schedule 13D, the Reporting Person does not have any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Person will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, the Reporting Person is the record and beneficial owner of 6,532,711 shares of common stock. This number represents 10.1% of the issued and outstanding shares of common stock, based on 64,524,443 shares issued and outstanding as of December 12, 2006.

(b) The Reporting Person has the sole power to vote or to direct the vote of the 6,000,000 shares of common stock held by him and has the sole power to dispose or to direct the disposition of the 6,000,0000 shares of common stock held by him.

(c) Transactions during the past 60 days: (i) purchase of 6,000,00 shares of common stock on October 5, 2006, and (ii) received grant of option to purchase 500,000 shares of common stock on October 25, 2006.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 20, 2006

By: /s/ Anthony Caridi
Name: Anthony Caridi